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                           December 13, 2022

       Charles W. Sulerzyski
       President and Chief Executive Officer
       Peoples Bancorp Inc.
       138 Putnam Street
       P.O. Box 738
       Marietta, OH 45750-0738

                                                        Re: Peoples Bancorp
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed December 9,
2022
                                                            File No. 333-268728

       Dear Charles W. Sulerzyski:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at (202) 551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Christian Gonzalez